Exhibit 12.1

	For the Fiscal Years Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Including interest on deposits
Pre-tax earnings	89,388	92,005	72,584	62,516	43,339
Interest expense	18,274	16,109	14,033	13,507	18,745
Amortization of debt issuance cost	—	—	—	—	—
Rent expense	2,178	2,503	1,980	1,767	1,746

Earnings	$109,840	$110,617	$88,597	$77,790	$63,830
Ratio of earnings to fixed charges(a)	5.37	5.94	5.53	5.09	3.12
Excluding interest on deposits
Pre-tax earnings	89,388	92,005	72,584	62,516	43,339
Interest expense	—	—	—	—	—
Amortization of debt issuance cost	—	—	—	—	—
Rent expense	2,178	2,503	1,980	1,767	1,746

Earnings	$91,566	$94,508	$74,564	$64,283	$45,085
Ratio of earnings to fixed charges(a)	42.04	37.76	37.66	36.37	25.83

(a)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, “earnings” consists of pre-tax income plus fixed charges, and “fixed charges” consists of interest expenses, including amortization of debt issuance costs, and the portion of rent expense which we believe is representative of the interest component of rental expense.